UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Framework Contract

On April 28, 2024, Haoxi Health Technology Limited (the “Company”), through its wholly owned subsidiary, Beijing Haoxi Digital Technology Co., Ltd. (“Beijing Haoxi”), entered into a Framework Contract for Cooperation on Information Placement on Media Platforms (the “Framework Contract) with Wuhan Yiya Simei Dental Clinic Co., Ltd. (“Yiya Dental”).

Pursuant to the Framework Contract, Beijing Haoxi has agreed to provide comprehensive advertising services on popular social media platforms, such as Douyin, Toutiao, and Xigua Video, for Yiya Dental, through various forms of media, including short-video, text, images, flash, as well as mobile app contents. Haoxi Beijing adopts a prepayment model for the services it provides on the aforementioned social media platforms. During the term of the Framework Contract, which is from May 1, 2024 to December 31, 2024, Yiya Dental expects the total amount of cooperation fees for advertising to be no less than RMB40 million ($5.5 million), subject to the actual advertising service orders and agreements between the parties. The Framework Contract contains other customary obligations and rights of the parties.

The foregoing description of the Framework Contract does not purport to be complete and is qualified in its entirety by reference to the full text of the Framework Contract, a copy of which is attached hereto as Exhibit 10.1.

On May 3, 2024, the Company issued a press release announcing the entry into the Framework Contract. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Framework Contract for Cooperation on Information Placement on Media Platforms, dated April 28, 2024, by and between Beijing Haoxi and Yiya Dental
99.1	Press Release – Haoxi Health Technology Limited Entered into Advertising Placement Service Framework Contract

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: May 3, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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